June 5, 2006

Office of EDGAR Information and Analysis
U.S. Securities and Exchange Commission

     Re:    Request for Deletion of Form SB-2/A
         Company:       AT&S Holdings, Inc.
         Accession number:               0001273197-06-000013
         Reference File Number:      333-124440

To Whom It May Concern:

    I am writing to request the deletion of a Form SB-2/A accession number 0001273197-06-000013 .  The document was filed on June 5, 2006 via the EDGAR system using the incorrect form header.  We have since then filed the correct form, the Post Effective Amendment, POS AM. It was filed also on June 5, 2006. I respectfully request that the Form SB-2/A be deleted from AT&S Holdings, Inc.’s SEC EDGAR account to minimize confusion to the public.

    Any assistance you could provide in expediting this deletion would be greatly appreciated.  If I can provide you with any additional information, please call me at (888) 765-7771. Thank you in advance for your consideration and understanding.

Very truly yours,

                                //s// Rick Honan
                     Rick Honan
 President
 AT&S Holdings, Inc.